Washington, DC 20549
SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

Notification of Late Filing

Commission File Number    000-134549

(Check One)

☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q and Form 10-QSB
☐ Form N-SAR

For period ended July 31, 2008

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the transition period ended _____________________________________________________
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	US Uranium Inc.

Address of principal executive office	6830 Elm Street

City, State and Zip Code	McLean, VA 22101

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant will not be able to file its Form 10-Q for the quarter ended July 31, 2008 in a timely fashion due to unanticipated delays by Registrant’s independent auditors in completing their review of the Registrant’s financial statements for the period ended July 31, 2008. Registrant is not able to compel its auditors to complete their review of its financials by the required Form 10-Q filing deadline. Registrant expects to file its Form 10-Q on or before September 19, 2008.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Adam S. Gottbetter, Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes     ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Preliminary estimates of certain key indicators show material differences from the period ended July 31, 2007 to the period ended July 31, 2008 (all 2008 numbers are approximate).

Current assets decreased from $560,000 to $0.00 due to the reclassification to Long Term Assets of a note receivable in the amount of $557,927 issued in connection with a merger transaction that was subsequently unwound (the “Merger”), as further discussed in Registrant’s 2007 filings with the Securities and Exchange Commission (SEC File No. 000-134549). Net losses for the six months decreased from $(282,327) to $(13,649) due to costs relating to the Merger that were accounted for in 2007.

US Uranium Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 15, 2008	By:	/s/James D. Davidson
James D. Davidson
President, Treasurer, Chief Executive Officer and Chief Financial and Accounting Officer